UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-32195

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Genworth Financial, Inc. Retirement and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genworth Financial, Inc.

6620 W. Broad Street

Richmond, VA 23230

Genworth Financial, Inc. Retirement and Savings Plan

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

Genworth Financial, Inc. Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

Richmond, Virginia

June 27, 2016

Genworth Financial, Inc. Retirement and Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2015 and 2014

	2015	2014
Assets:
Investments:
Investments at fair value	$564,706,856	$567,747,202
Receivables:
Notes receivable from participants	9,601,373	9,876,222
Accrued dividends and interest	90,994	103,099
Employer contribution receivable	12,610,648	12,925,935

Total receivables	22,303,015	22,905,256

Total assets	587,009,871	590,652,458

Liabilities:
Payables for securities purchased	30,435	25,804
Accrued participant expenses	235,947	202,379

Total liabilities	266,382	228,183

Net assets available for plan benefits	$586,743,489	$590,424,275

See Accompanying Notes to Financial Statements.

Genworth Financial, Inc. Retirement and Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2015

Additions to (reductions from) net assets attributed to:
Investment income (loss):
Net depreciation in the fair value of investments	$(16,133,200)
Interest and dividends	3,564,829

Total net investment loss	(12,568,371)

Interest income from notes receivable from participants	525,103

Contributions:
Participants	26,140,279
Employer	28,973,668
Rollovers	928,491

Total contributions	56,042,438

Total net additions	43,999,170

Deductions from net assets attributed to:
Benefits paid to participants	47,679,956

Net decrease in net assets available for plan benefits	(3,680,786)
Net assets available for plan benefits at:
Beginning of the year	590,424,275

End of the year	$586,743,489

See Accompanying Notes to Financial Statements.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(1)	Description of the Plan

The following description of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Genworth Financial, Inc. (the Company) is the Plan sponsor.

The trustee and recordkeeper for the Plan are The Bank of New York Mellon and Aon Hewitt, respectively.

(b)	Eligibility

Eligible full-time employees (those scheduled to perform at least 1,000 hours of service within a plan year) may participate in the Plan upon their date of employment. Eligible part-time employees may join the Plan once scheduled to perform at least 1,000 hours of service within a plan year.

(c)	Contributions

Subject to limitations imposed by law, participants may elect to contribute up to 50% of their eligible pay on a pre-tax basis. Eligible pay includes salary, overtime, first year commissions and bonuses. The maximum allowable deferral under the Code was $18,000 per individual for 2015. The Company makes matching contributions equal to 100% of the first 6% of eligible pay deferred by an eligible participant. Beginning January 1, 2017, the Company will make matching contributions equal to 100% of the first 4% of eligible pay deferred by an eligible participant and 50% of the next 2% of eligible pay deferred by an eligible participant for such Plan year, provided that the Company’s matching contribution for an eligible participant will not exceed 5% of a participant’s eligible pay.

The Company also makes annual supplemental contributions, based upon each participant’s eligible pay. The annual supplemental contributions are based on a combination of age and service and range from 1% to 6% of eligible pay. Beginning January 1, 2016, newly hired employees will receive annual supplemental contributions ranging from 1% to 3% of eligible pay. Starting January 1, 2017 for most employees, the annual supplemental contributions will be a flat 3% of eligible pay. Certain participants eligible (as of December 31, 2015) for annual supplemental contributions in the range of 4% to 6% of eligible pay will generally continue to receive that contribution rate through December 31, 2020 before starting at a flat 3% of eligible pay effective January 1, 2021. For a period of 10 years ending September 27, 2015, certain long-service employees received additional supplemental contributions in the range of 6% to 18% of eligible pay depending upon age and service as of September 27, 2005. Supplemental contributions are invested as directed by the Company (see note 4).

The Plan has automatic enrollment features with respect to newly hired or re-hired employees. If the employee is eligible to participate, he or she will be automatically enrolled in the Plan with pre-tax contributions being made at the rate of 3% of eligible pay the first year. As part of the automatic enrollment, participant contribution rates are automatically increased by 1% each year until they reach 6% of eligible pay. If a participant is automatically enrolled in the Plan, they may decline participation in the Plan, change the contribution rate from 3% of eligible pay or modify the automatic rate escalation. These contributions are invested in the BlackRock LifePath Index fund associated with a participant’s date of birth, until the participant directs investment of the automatic deferrals into another investment option offered by the Plan.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

Rollover contributions as shown in the accompanying statement of changes in net assets available for plan benefits represent account balances rolled over into the Plan by participants from other qualified plans.

(d)	Participant Accounts

Each participant’s account is credited with his or her contributions, the Company’s matching and supplemental contributions and the proportionate share of the Plan’s earnings or losses. Each participant is entitled only to the benefits that can be provided from his or her vested account.

(e)	Vesting

Participants hired after December 31, 2010 must attain two years of service to reach full vesting on Company matching contribution accounts. Company supplemental contributions are fully vested after three years of service. Participants hired before January 1, 2011 were immediately vested in their account balances excluding their supplemental contribution accounts. Forfeitures are used to reduce future employer contributions to the Plan. Forfeitures available to reduce future employer contributions as of December 31, 2015 and 2014 were $61,230 and $52,003, respectively, and forfeitures used to reduce employer contributions were $790,939 and $1,770,782 in 2015 and 2014, respectively.

(f)	Investment Options

Participants are permitted to allocate their account balances to one or more of 17 investment options currently available under the Plan. Participants may change future investment options as frequently as daily, and subject to time constraints by certain investment managers, may initiate transfers among investments daily. Direct transfers from the T. Rowe Price Stable Value Common Trust Fund to the BlackRock Money Market Fund are not permitted. Instead, participants who wish to transfer from the T. Rowe Price Stable Value Common Trust Fund to the BlackRock Money Market Fund must first transfer to one of the other Plan investment options and remain in that option for 90 days before transferring into the BlackRock Money Market Fund.

The Genworth Common Stock Fund invests primarily in common stock of the Company. A small portion of the fund is held in cash or other short-term investments to provide liquidity. Within the financial statements and supplemental schedule of assets (held at end of year), the assets of the fund are presented separately as common stock and short-term investments.

(g)	Notes Receivable from Participants

Participants may borrow from their account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding their supplemental contribution account). There is a charge for each loan that is reflected as a reduction from the appropriate participant’s account. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may not exceed five years from the effective date of the loan. Loans are secured by the balance in the participant’s account and bear interest at an effective annual percentage rate that is 2% above the Prime interest rate in effect as of the second business day of each calendar quarter before the loan was requested. Principal and interest are paid ratably through payroll deductions.

(h)	Withdrawals

Withdrawals for financial hardship are permitted (excluding supplemental contribution account) provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal. In-service withdrawals are permitted, allowing participants who have reached age 59 1⁄2 or older to obtain withdrawals of pre-tax and rollover accounts.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(i)	Payment of Benefits

Upon termination of service for any reason, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in a lump-sum amount or via partial lump-sum distributions. Upon termination, participants with assets in the group variable annuity investment option may elect to annuitize that portion of their account and begin receiving their guaranteed minimum income if they are age 55 or older. Alternatively, upon termination, participants with assets in the group variable annuity investment option may elect to receive the vested interest in his or her group variable annuity account in a lump-sum amount and forfeit the lifetime retirement income guarantee. In the event of annuitizations for participants ages 55 to 64, the guaranteed amount will be less than waiting to receive the full amount at age 65 because payments will be made over a longer period of time.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for plan benefits therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Accounting Changes

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), which amends the disclosure requirements of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, for reporting entities that measure the fair value of an investment using the net asset value per share (or its equivalent) as a practical expedient. The amendments in ASU 2015-07 remove the requirements to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and also remove the requirements to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU 2015-07 is effective for the Plan’s fiscal years beginning after December 15, 2015 with early application permitted. The Plan elected to early adopt the provisions of ASU 2015-07 in 2015 and has applied the amendments retrospectively to all periods presented.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. The Plan elected to early adopt Parts I and II in 2015. This guidance was applied on a retrospective basis. This adoption resulted in a reduction in total investments of $324,317 in the statement of net assets available for plan benefits as of December 31, 2014.

(d)	Investment Valuation and Income Recognition

Investments are stated at fair value except for fully benefit-responsive investment contracts which are reported at contract value. The shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investments in common/collective trust funds are valued at the net asset value as determined using the estimated fair value of the assets and liabilities in the respective funds on the last day of the Plan year. The common stock of the Company is traded on the New York Stock Exchange (NYSE) and is valued at the quoted market price on the last business day of the Plan year.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

The ClearCourseSM group variable annuity is valued daily by Genworth Life and Annuity Insurance Company (GLAIC) (see note 6), an indirect, wholly-owned subsidiary of the Plan sponsor, using the quoted market price of the underlying mutual fund (Vanguard Balanced Institutional Index Fund) less the applicable ClearCourseSM asset charge.

The change in the difference between the fair value and the cost of the investments held at the beginning and end of each year, adjusted for realized gains and losses on investments sold during the year, is reflected in the statement of changes in net assets available for plan benefits as net appreciation or depreciation in the fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e)	Fully Benefit-Responsive Investment Contracts

Participants in the Plan invest in the T. Rowe Price Stable Value Common Trust Fund (the SVF), which is a common/collective trust fund managed by T. Rowe Price Associates, Inc. The SVF invests in a variety of investment contracts such as guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products (separate account contracts and structured or synthetic investment contracts) and other similar investments that are intended to maintain a constant net asset value while permitting participant-initiated, benefit-responsive withdrawals for certain events. The SVF is measured at fair value using the net asset value per share (or its equivalent) practical expedient, which is equivalent to contract value, as discussed in note 3. All investment contracts held by the SVF as of December 31, 2015 and 2014 were fully benefit-responsive and are reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value (also known as book value) is original cost plus accrued income and deposits minus withdrawals. Withdrawals from the SVF may be made by participants at contract value for qualified benefit payments, including loans, hardship withdrawals and participant-directed transfers. Withdrawal of all assets from the SVF without a 12-month notice to the issuer limits the ability of the Plan to transact at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The annualized earnings credited to participants (the crediting rate) in the SVF as of December 31, 2015 and 2014 was 2.18% and 2.34%, respectively. The average yield earned by the SVF was approximately 1.99% and 1.83% for the years ended December 31, 2015 and 2014, respectively. The crediting rate is variable, changing quarterly based upon the performance of the underlying portfolios.

The existence of certain conditions can limit the SVF’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the SVF that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the SVF or a unitholder, tax disqualification of the SVF or a unitholder, and certain SVF amendments if issuers’ consent is not obtained. As of December 31, 2015, the occurrence of an event outside the normal operation of the SVF which would cause a withdrawal from an investment contract was not considered to be probable as reported in the investment manager’s annual report. To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances, it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder’s interest in the SVF without the need to access investment contracts.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by the SVF of its obligations, representations, or warranties under the terms of an investment contract can result in its

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

termination at market value, which may differ from contract value. Investment contracts also may provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. Structured or synthetic investment contracts and separate account contracts also may provide issuers with the right to reduce contract value in the event an underlying investment suffers a credit event or the right to terminate the contract in the event certain investment guidelines are materially breached and not cured.

(f)	Notes Receivable from Participants

Notes receivable from participants equal the outstanding principal balance plus accrued interest.

(g)	Benefits

Benefit payments to participants are recorded when paid.

(h)	Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company, with the exception of the Plan’s loan and qualified domestic relations order fees, which are paid from participants’ accounts.

(3)	Investments, at Fair Value

(a)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. All assets carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1—Quoted prices for identical instruments in active markets.

•	Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3—Instruments whose significant value drivers are unobservable.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded equity securities and actively traded mutual fund investments. Financial instruments in this category include shares of a short-term fund managed by The Bank of New York Mellon.

Level 2 includes those financial instruments that are valued using industry-standard pricing methodologies, models or other valuation methodologies. These models are primarily industry-standard models that consider various inputs, such as interest rate, credit spread and foreign exchange rates for the underlying financial instruments. All significant inputs are observable, or derived from observable, information in the marketplace or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category primarily include: certain public and private corporate fixed maturity and equity securities; government or agency securities; certain mortgage-backed and asset-backed securities; securities held as collateral; and certain non-exchange-traded derivatives.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

Level 3 is comprised of financial instruments whose fair value is estimated based on industry-standard pricing methodologies and internally developed models utilizing significant inputs not based on, nor corroborated by, readily available market information. In limited instances, this category may also utilize non-binding broker quotes. This category primarily consists of certain less liquid fixed maturity, equity and trading securities and certain derivative instruments where the significant valuation inputs cannot be corroborated with market observable data. The Plan had no Level 3 assets as of December 31, 2015 or 2014.

The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset, such as the relative impact on the fair value as a result of including a particular input. The Plan reviews the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets. Such reclassifications are reported as transfers in and out of each level at the beginning fair value for the reporting period in which the changes occur. There were no transfers between levels during the years ended December 31, 2015 or 2014. See note 2(d) for additional information related to fair value measurements.

(b)	Valuation Methodologies

The following is a description of the valuation techniques and inputs used to determine fair value by class of instrument.

Common stock: Common stock is valued at the closing price reported in the active market in which the individual securities are traded.

Registered investment companies: Mutual funds which are valued at the net asset value (NAV) on a market exchange. Each fund’s NAV is calculated as of the close of business of the NYSE and National Association of Securities Dealers Automated Quotations.

Common/collective trust funds: There are no readily available market quotations for a fund. The funds are valued at the NAV as determined by using estimated fair value of the underlying assets held in the fund. NAV is used as a practical expedient for fair value.

Separate account funds: These funds are valued based on the fair value of the underlying investments. The underlying investments consist of marketable securities and were valued based upon the closing price reported in the active market in which the individual securities are traded.

Group variable annuity: The ClearCourseSM group variable annuity is valued daily by GLAIC (see note 6) using the quoted market price of the underlying mutual fund (Vanguard Balanced Institutional Index Fund) less the applicable ClearCourseSM asset charge.

The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31 2015 and 2014. Classification within the fair value hierarchy table is based upon the lowest level of any input that is significant to the fair value measurement.

		2015
	Total	Level 1	Level 2	Level 3	NAV (1)
Investments:
Short-term investments	$1,455,054	$1,455,054	$—	$—	$—
Mutual funds
Money market funds	9,265,095	9,265,095	—	—	—
Bond funds	21,099,381	21,099,381	—	—	—
Balanced funds	22,406,240	22,406,240	—	—	—
Growth funds	53,674,041	53,674,041	—	—	—
Value funds	18,794,956	18,794,956	—	—	—
Foreign blend funds	31,251,748	31,251,748	—	—	—
Common/collective trust funds
Stable value funds	23,988,053	—	—	—	23,988,053
Target maturity funds	294,967,864	—	—	—	294,967,864
Blend funds	34,585,292	—	—	—	34,585,292
Separate account funds
Short-term investments	2,093,168	2,093,168	—	—	—
Small-cap equity securities	22,730,238	22,730,238	—	—	—
Group variable annuity
Balanced funds	21,050,532	—	—	—	21,050,532
Common stock of Genworth Financial, Inc.	7,345,194	7,345,194	—	—	—

	$564,706,856	$190,115,115	$—	$—	$374,591,741

		2014
	Total	Level 1	Level 2	Level 3	NAV (1)
Investments:
Short-term investments	$418,995	$418,995	$—	$—	$—
Mutual funds
Money market funds	9,574,783	9,574,783	—	—	—
Bond funds	20,921,234	20,921,234	—	—	—
Balanced funds	20,383,206	20,383,206	—	—	—
Growth funds	48,424,023	48,424,023	—	—	—
Value funds	19,973,761	19,973,761	—	—	—
Foreign blend funds	32,163,492	32,163,492	—	—	—
Common/collective trust funds
Stable value funds	22,048,300	—	—	—	22,048,300
Target maturity funds	298,430,647	—	—	—	298,430,647
Blend funds	33,220,349	—	—	—	33,220,349
Separate account funds
Short-term investments	1,200,351	1,200,351	—	—	—
Small-cap equity securities	26,841,554	26,841,554	—	—	—
Group variable annuity
Balanced funds	20,175,601	—	—	—	20,175,601
Common stock of Genworth Financial, Inc.	13,970,906	13,970,906	—	—	—

	$567,747,202	$193,872,305	$—	$—	$373,874,897

(1)	Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net asset available for plan benefits.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(4)	Nonparticipant-Directed Investment

Information about the net assets available for plan benefits and changes in net assets available for plan benefits relating to the nonparticipant-directed investment was as follows:

	As of December 31,
	2015	2014
Net assets available for plan benefits:
Common/collective trust funds	$151,181,740	$152,667,689
Employer supplemental contributions receivable	12,610,648	12,925,935

Total	$163,792,388	$165,593,624

Year ended December 31, 2015
Changes in net assets available for plan benefits:
Net depreciation in fair value of common/collective trust funds	$(2,595,658)
Employer contributions	12,610,648
Benefits paid to participants	(11,816,226)

Net decrease	$(1,801,236)

(5)	Risks and Uncertainties

The Plan investment options include various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. It is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Genworth Common Stock Fund, which generally invests in a single security. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participants who make such decisions.

The value, liquidity and related income of the securities in which the Plan invests are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)	Party-in-Interest Transactions

One investment option available to participants is the ClearCourseSM group variable annuity provided under the Plan. Each contribution into ClearCourseSM provides a guaranteed amount of retirement income to the participant. GLAIC offers the guaranteed amount of retirement income provided by this ClearCourseSM group variable annuity product. Fees paid by the Plan to GLAIC for the Plan years ended December 31, 2015 and 2014 were approximately $199,000 and $185,000, respectively.

Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by the Company. The Plan owned 1,969,221 and 1,643,636 shares of common stock of the Company as of December 31,

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

2015 and 2014, respectively. As of December 31, 2015 and 2014, the shares had a cost basis of $11,871,000 and $10,239,131, respectively, and a fair value of $7,345,194 and $13,970,906, respectively. During the year ended December 31, 2015, 425,658 shares of common stock of the Company were purchased at a total cost of $2,253,285 and 100,073 shares were sold at a total cost of $621,416.

Certain Plan investments are held by The Bank of New York Mellon. The Bank of New York Mellon is the Trustee as defined by the Plan and, therefore, is a party-in-interest.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company’s contributions.

(8)	Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 1, 2012 that the Plan and related trust are designed in accordance with applicable sections of the Code. This letter expires on January 31, 2017.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to federal or state tax examinations of the Plan for years prior to 2012.

(9)	Reconciliation of Financial Statements to Form 5500

As of December 31, 2014, investments in fully benefit-responsive contracts were recorded on the Form 5500 at fair value whereas contract value was utilized in the statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits.

The following is a reconciliation of total net investment loss per the financial statements to Form 5500 for the year ended December 31, 2015:

Total net investment loss per the financial statements	$12,568,371
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	324,317

Total net investment loss per Form 5500	$12,892,688

Supplemental Schedule I

Genworth Financial, Inc. Retirement and Savings Plan

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current value
Short-term investments:
**The Bank of New York Mellon	1,455,054 shares of short-term investments	$1,455,054	$1,455,054
Mutual funds:
Capital Research and Management Company	939,859 shares of American Balanced Fund	19,866,274	22,406,240
BlackRock Fund Advisors	9,265,095 shares of BlackRock Money Market Fund	9,265,095	9,265,095
Kornitzer Capital Management, Inc.	501,569 shares of Buffalo Small Cap Fund	12,166,091	8,852,693
Dodge & Cox	1,587,613 shares of Dodge & Cox Income Fund	21,309,135	21,099,381
Harbor Capital Advisors	525,858 shares of Harbor International Fund	31,922,415	31,251,748
Invesco Advisors, Inc	796,396 shares of Invesco Growth & Income Fund	18,007,518	18,794,956
T. Rowe Price Associates, Inc.	1,551,449 shares of T. Rowe Price Inst. Large Cap Growth Fund	37,199,171	44,821,348

	Total mutual funds	149,735,699	156,491,461

Common/collective trust funds:
BlackRock Institutional Trust Company NA	2,187,641 units of BlackRock Equity Index Fund	28,559,368	34,585,292
BlackRock Institutional Trust Company NA	1,588,532 units of BlackRock LifePath Index Retirement Fund	25,031,341	26,512,760
BlackRock Institutional Trust Company NA	2,472,951 units of BlackRock LifePath Index 2020 Fund	38,642,974	41,457,284
BlackRock Institutional Trust Company NA	2,265,734 units of BlackRock LifePath Index 2030 Fund	35,692,822	38,639,599
BlackRock Institutional Trust Company NA	1,566,998 units of BlackRock LifePath Index 2040 Fund	24,784,226	26,858,664
BlackRock Institutional Trust Company NA	798,883 units of BlackRock LifePath Index 2050 Fund	9,775,576	10,317,817
BlackRock Institutional Trust Company NA	573,639 units of BlackRock LifePath Index Retirement Fund *	8,941,208	9,574,089
BlackRock Institutional Trust Company NA	3,309,242 units of BlackRock LifePath Index 2020 Fund *	51,122,364	55,477,126
BlackRock Institutional Trust Company NA	3,550,764 units of BlackRock LifePath Index 2030 Fund *	55,137,652	60,554,369
BlackRock Institutional Trust Company NA	1,293,725 units of BlackRock LifePath Index 2040 Fund *	20,148,119	22,174,700
BlackRock Institutional Trust Company NA	263,366 units of BlackRock LifePath Index 2050 Fund *	3,086,670	3,401,456
T. Rowe Price Associates, Inc.	23,988,053 units of T. Rowe Price Stable Value Common Trust Fund	23,988,053	23,988,053

	Total common/collective trust funds	324,910,373	353,541,209
Separate account funds:
Cambiar Investors LLC	2,866,444 units of Cambiar Small Cap Value Portfolio	27,013,649	24,823,406
Group variable annuity:
**Genworth Life and Annuity Insurance Company	1,463,635 units of ClearCourseSM Group Variable Annuity	12,889,136	21,050,532
Common stock:
**Genworth Financial, Inc.	1,969,221 shares of Genworth Financial, Inc. common stock	11,871,000	7,345,194
**Notes receivable from participants	1,739 loans to participants with interest rate of 5.25% and maturity dates through December 2020	—	9,601,373

		$527,874,911	$574,308,229

*	Non-participant directed.

**	Party-in-interest as defined by ERISA, not a prohibited transaction.

See Accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genworth Financial, Inc. Retirement and Savings Plan

Date: June 27, 2016	By:	/s/ Matthew D. Farney
Matthew D. Farney
Vice President and Controller (Principal Accounting Officer) Genworth Financial, Inc.

Exhibit Index

Exhibit Number	Description of Document

23	Consent of Independent Registered Public Accounting Firm